Dewey & LeBoeuf LLP 125 West 55th Street New York, NY 10019-5389 tel 212 424-8170 fax 212 649-9425
November 15, 2007
VIA EDGAR
Mr. Adam Phippen
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	TeleTech Holdings, Inc.
Item 4.02 Form 8-K
Filed November 9, 2007
File No. 1-11919
Dear Mr. Phippen:
     On behalf of TeleTech Holdings, Inc. (the “Company”), we have set forth below the responses of the Company to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated November 9, 2007 to Kenneth D. Tuchman, Chief Executive Officer of the Company. The Company is currently filing via EDGAR a Form 8-K/A (the “Revised 8-K”). The Revised 8-K reflects the Company’s responses to Staff’s comments.
     For ease of reference, we reproduce below the Staff’s comments from the November 9, 2007 letter in bold, and include under each comment the response of the Company.

November 15, 2007

1.	Please revise to disclose, to the extent known, a more detailed description of the nature of the errors and the circumstances that gave rise to the errors. Refer to the September 19, 2006 letter from the Chief Accountant to Mr. Lawrence Salva and Mr. Sam Ranzilla and Item 4.02(a)(2) of Form 8-K.
     The Company has revised the disclosure to include the nature of the errors that were the basis for management’s and the Audit Committee’s determinations regarding non-reliance on previously issued financial statements. We note that the Company’s Audit Committee is in the midst of its review and that additional errors may be found. In addition, no conclusions have been reached with respect to the circumstances that gave rise to the errors.
2.	Please tell us and consider disclosing whether you reconsidered the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of the errors in accounting for equity-based compensation.
     The Company is re-evaluating its internal controls and disclosure controls with respect to its equity-based compensation programs and its previous disclosures in that regard. Because the review is still in progress, the Audit Committee has advised the Company that no conclusions have been reached as to the extent of any deficiencies and the corrective measures that may be required. Upon completion of the Audit Committee’s review, the Company will revise its internal controls and disclosure controls to correct any deficiencies that are identified in the course of the review.
     The Company has revised the disclosure in the Revised 8-K to note the review of internal controls.
     The Company has authorized us to acknowledge on its behalf that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 424-8170 with any questions regarding the foregoing.

Sincerely yours,
/s/William S. Lamb
William S. Lamb

cc:	Kenneth D. Tuchman
Alan Schutzman, Esq.